UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTREE GOLD COMMENCES EXPLORATION

IN SOUTHWESTERN U.S.A.

Vancouver, B.C., February 19, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has commenced exploration of four newly generated porphyry copper targets in southeastern Arizona and southwestern New Mexico. Properties covering approximately 30 square miles (48 square kilometres) were acquired through an agreement between Entrée and Empirical Discovery LLC (see news release – July 18, 2007). These properties overlay buried porphyry copper targets identified from regional geophysical and district scale geological data.

A geophysical crew has been mobilized to the first of the four properties to commence deep-probing induced polarization (“IP”) and controlled source audio-frequency magnetotelluric (“CSAMT”) surveys. A total of 37 line miles (60 line kilometres) of wide-spaced lines constitute the initial phase of geophysical surveys planned for the properties. Geological mapping and surface sampling are also underway.

Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of US $1.9 million and issuing 300,000 shares within 5 years. If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for US $2 million.

Gregory Crowe, Entrée Gold’s President and CEO commented, “In cooperation with our partner, Empirical Discovery, Entrée is beginning exploration in the most prolific copper-producing area in North America. We intend to identify and explore targets in the backyard of mining giants such as Phelps Dodge-Freeport-McMoRan, Rio Tinto and BHP, as we have already done in Mongolia.”

Quality Assurance and Quality Control

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe Mines”), and hosts the Hugo North Extension of the Hugo Dummett Deposit and the newly discovered Heruga Deposit.

The Company entered into an agreement with Empirical Discovery LLC to explore for porphyry copper targets in Arizona and New Mexico. Currently, Entrée has over 18,000 acres of ground slated for exploration. Entrée also has signed an earn-in agreement on a copper project in the Zhejiang province of southeastern China.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date February 22, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary